SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated December 3, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: December 3, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	December 3, 2013

Re: Tata Motors Report for November 2013

Mumbai, December 3, 2013: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for NOVEMBER’2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOVEMBER 2012	NOVEMBER 2013	NOVEMBER 2012	NOVEMBER 2013	NOVEMBER 2012	NOVEMBER 2013
Micro	NANO	3274	976	3503	952	0	11
Compact	INDICA,INDICA VISTA, INDIGO CS	8631	5170	9143	6591	293	219
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	663	299	892	250	61	82
UV1	SUMO	2581	698	2944	1385	43	0
UV2	SAFARI, SUMO GRANDE	1203	875	1057	844	12	56
UV3	ARIA, XENON	0	38	351	14	0	3
V1	VENTURE	79	255	141	223	0	0
V2	ACE MAGIC, MAGIC IRIS	7897	4641	8516	4261	23	30
N1- A1	ACE, ACE EX, ACE Zip	13731	12108	17969	10736	1208	1268
N1- A2	Super ACE, TATA207, XENON, Winger DV	5151	3798	4677	2870	965	798
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	456	198	456	166	11	17
M2- A2	Winger 14 seats, SFC407, CityRide	11	164	247	147	35	5
N2- A1	SFC407, LPT407	1236	727	1948	1028	187	68
N2- A2	SFC709, LPT709	909	860	473	273	178	215
N2- A3	LPT9109	884	563	546	301	32	102
N2- A4	LPT1109	261	217	1303	780	80	81
M3- A2	LP709, SFC410, LP410	497	422	542	512	281	27
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	131	78	284	295	9	66
M3- C2	LPO1512, LPO1612, Starbus, Divo	944	845	684	667	307	147
N3- A1	LPT1613, LPK1616, SK1613	3382	2738	2187	1519	226	378
N3- B1(a)	LPT2518, LPK2518	2363	2533	2382	1923	132	63
N3- B1(b)	LPT3118	967	1266	1318	936	55	20
N3- B2(b)	LPS3518. LPS3015, LPS3516	397	115	341	124	0	0
N3- B2(d)	LPS4018, LPS4023	421	267	435	241	6	2
N3- B2(e)	LPS4928	3	54	15	37	2	13

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	64	120	178	166	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.